SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 8, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

1Q14 Earnings Release

Banco Macro Announces Results for the First Quarter of 2014

Buenos Aires, Argentina, May 8, 2014 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter ended March 31, 2014 (“1Q14”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.1.2 billion in 1Q14. This result was 24% higher than the Ps.953.3 million reported in the fourth quarter of 2013 (“4Q13”) and 159% higher than the Ps.457.9 million posted in the first quarter of 2013 (“1Q13”).

• In 1Q14, Banco Macro’s financing to the private sector grew 1% or Ps.569.9 million quarter over quarter (“QoQ”) totaling Ps.40.1 billion. Among consumer loans, credit cards grew 5% QoQ, while within commercial loans, overdrafts grew 4% QoQ.

• In 1Q14, Banco Macro’s total deposits grew 8% QoQ, totaling Ps.46.9 billion and representing 80% of the Bank’s total liabilities. Private sector deposits grew 7% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.4.9 billion (22.7% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 40.3% of its total deposits in 1Q14.

• In 1Q14, the Bank’s non-performing to total financing ratio was 1.88% and the coverage ratio reached 137.21%.

1Q14 Earnings Release Conference Call		IR Contacts in Buenos Aires:

Monday, May 12, 2014		Jorge Scarinci
Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time		Finance & IR Manager

Ines Lanusse
Investor Relations Officer
To participate, please dial:	Webcast Replay: click here
Argentine Participants: (0800) 444 2930	Available from 5/12/2014 through	Phone: (54 11) 5222 6682
U.S. Participants: +1 (877) 317 6776	5/26/2014	E-mail: investorelations@macro.com.ar
Participants from outside the U.S.:
+1 (412) 317 6776		Visit our website at: www.ri-macro.com.ar

Conference ID: Banco Macro
Webcast: click here

With the presence of: Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Commercial Deputy General Manager), Jorge Scarinci (Finance and IR Manager) and Ines Lanusse (Investor Relations Officer).

1Q14 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

1Q14 Earnings Release

Results

Earnings per outstanding share were Ps.2.03 in 1Q14, 24% higher than 4Q13´s level and 159% higher than in 1Q13.

EARNINGS PER SHARE	MACRO consolidated
	I13	II13	III13	IV13	I14

Net income (M $)	457.9	460.4	571.9	953.4	1,186.3
Average shares outstanding (M)	584.5	584.5	584.5	584.5	584.5
Average shares in portfolio (M)	10.0	10.0	10.0	10.0	10.0
Average shares issued (M)	594.5	594.5	594.5	594.5	594.5
Book value per share ($)	11.20	11.95	12.91	14.51	16.51
Earnings per share ($)	0.78	0.79	0.98	1.63	2.03

Book value per ADS (USD)	21.87	22.10	22.27	22.26	20.61
Earning per ADS (USD)	1.53	1.47	1.69	2.50	2.53

Banco Macro’s 1Q14 net income of Ps.1.2 billion was 24% or Ps.233 million higher than the previous quarter and rose 159% or Ps.728.4 million year over year (“YoY”).

The operating result for 1Q14 was Ps.1.9 billion increasing 48% or Ps.606.9 million in comparison with 4Q13 and rose 159% or Ps.1.1 billion YoY.

It is important to emphasize that this result was obtained with the leverage of 7x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated
In MILLION $	I13	II13	III13	IV13	I14

Net financial income	1,166.5	1,197.1	1,550.0	1,818.4	2,463.4
Provision for loan losses	-128.5	-113.9	-139.1	-158.5	-131.3
Net fee income	560.0	640.2	606.4	701.9	754.3
	1,598.0	1,723.4	2,017.3	2,361.8	3,086.4
Administrative expenses	-878.5	-1,002.5	-1,029.5	-1,104.9	-1,222.6
Operating result	719.5	720.9	987.8	1,256.9	1,863.8
Minority interest in subsidiaries	-3.9	-4.1	-4.7	-5.5	-6.8
Net other income	31.7	37.0	11.0	29.8	21.7
Net income before income tax	747.3	753.8	994.1	1,281.2	1,878.7
Income tax	-289.4	-293.4	-422.2	-327.9	-692.4
NET INCOME	457.9	460.4	571.9	953.3	1,186.3

The Bank’s 1Q14 financial income totaled Ps.3.9 billion, increasing 31% (Ps.928.6 million) compared to the previous quarter and 91% (Ps.1.9 billion) compared to 1Q13.

Interest on loans represented 69% of total financial income in 1Q14, lower than 81% posted in 4Q13 and 86% posted in 1Q13. Interest on loans was 12% or Ps.281.9 million higher than 4Q13’s level due to higher average volume of the loan portfolio and to an increase in the average interest lending rates of 210bp. On an annual basis, interest on loans grew 52% or Ps.922.6 million.

3

1Q14 Earnings Release

In 1Q14, net income from government and private securities increased 183% or Ps.175.1 million QoQ mainly due to higher income from government securities, specifically LEBAC/NOBAC, and a higher volume also of LEBAC/NOBAC. On an annual basis, net income from government and private securities increased 169% or Ps.170.1 million.

Also in this quarter, an increase of 166% or Ps.35.7 million in income from Guaranteed Loans and in CER Adjustment was observed, mainly due to an increase in the present value of figures published by the BCRA (Communication "A" 5180 and supplementary). On an annual basis, income from Guaranteed Loans and in CER Adjustment also increased 101% or Ps.28.7 million.

Income from differences in quoted prices of gold and foreign currency increased 98% or Ps.336.3 million QoQ due to a higher FX position revaluation caused by the faster depreciation of the Argentine Peso. On an annual basis, the increase was 565% or Ps.576.8 million.

Other financial income increased 82% or Ps.99.3 million compared to 4Q13 mainly due to higher income from on shore forward foreign currency transactions. On an annual basis, the increase was 349% or Ps.171 million.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	I13	II13	III13	IV13	I14

Interest on cash and due from banks	0.1	0.0	0.1	0.0	0.1
Interest on loans to the financial sector	10.3	11.6	12.9	16.7	13.2
Interest on overdrafts	228.0	244.6	274.4	327.9	351.7
Interest on documents	126.6	149.8	175.3	202.4	248.0
Interest on mortgages loans	67.6	79.9	86.4	100.0	115.7
Interest on pledges loans	42.5	46.0	50.0	58.6	62.2
Interest on credit cards loans	222.8	223.2	260.2	316.0	408.1
Interest on financial leases	15.8	16.5	17.7	18.4	20.3
Interest on other loans	1,051.7	1,121.7	1,243.3	1,366.0	1,468.7
Net Income from government & private securities (1)	100.9	31.8	180.5	95.9	271.0
Interest on other receivables from financial interm.	0.9	0.8	0.5	0.9	0.9
Income from Guaranteed Loans - Decree 1387/01	12.1	3.3	1.1	9.5	20.3
CER adjustment	16.4	4.8	2.0	12.0	36.9
CVS adjustment	0.2	0.2	0.1	0.1	0.3
Difference in quoted prices of gold and foreign currency	102.1	135.9	227.5	342.6	678.9
Other	49.0	59.4	57.3	120.7	220.0
Total financial income	2,047.0	2,129.5	2,589.3	2,987.7	3,916.3

(1) Net Income from government & private securities
LEBAC / NOBAC	33.0	16.6	2.3	5.2	141.7
Other	67.4	15.2	178.2	90.7	129.3
TOTAL	100.9	31.8	180.5	95.9	271.0

The Bank’s 1Q14 financial expense totaled Ps.1.5 billion, increasing by 24% (Ps.283.6 million) compared to the previous quarter and increasing by 65% (Ps.572.4 million) compared to 1Q13.

In 1Q14, interest on deposits including checking and saving accounts represented 78% of the Bank’s total financial expense. Interest on deposits including checking and saving accounts increased 24% or Ps.221.2 million QoQ due to an increase of the average time deposit rates of 310bp and a higher average volume of these deposits. During 1Q14 the average private BADLAR interest rate grew 510bp, from 19.4% posted in 4Q13 to 24.5% posted in 1Q14. On a yearly basis, interest on deposits including checking and saving accounts grew 67% or Ps.454.3 million.

Other financial expense grew 24% or Ps.47.9 million QoQ and 63% or Ps.95.9 million YoY mainly due to higher gross income tax.

4

1Q14 Earnings Release

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	I13	II13	III13	IV13	I14

Interest on checking accounts	0.1	0.1	0.1	0.2	0.1
Interest on saving accounts	10.0	10.6	10.3	10.2	11.1
Interest on time deposits	667.2	707.0	791.6	900.0	1,120.4
Interest on interfinancing received loans	1.0	1.0	0.9	0.0	0.0
Interest on subordinated bonds	18.5	19.0	20.7	22.8	29.2
Other Interest	0.8	0.9	0.8	0.9	0.8
Interest on other liabilities from fin intermediation	14.8	14.8	15.1	17.0	22.1
CER adjustment	1.2	0.9	1.1	1.1	3.2
Contribution to Deposit Guarantee Fund	15.9	16.8	17.1	18.0	19.0
Other	151.1	161.3	181.6	199.1	247.0
Total financial expense	880.5	932.4	1,039.3	1,169.3	1,452.9

As of 1Q14, the Bank’s net interest margin was 15.7%, wider than the 13.7% posted in 4Q13 and the 12.9% posted in 1Q13. Had income from government and private securities and guaranteed loans been excluded, the Bank’s net interest margin would have been 15% in 1Q14, larger than the 13.9% posted in 4Q13 and the 13.2% posted in 1Q13.

In 1Q14, Banco Macro’s net fee income totaled Ps.754.3 million, 7% or Ps.52.4 million higher than 4Q13, and 35% or Ps.194.3 million higher than 1Q13. This growth was mainly driven by fee charges on deposit accounts which increased 15% or Ps.82.2 million QoQ followed by debit and credit card fees which increased 6% or Ps.13.4 million QoQ. On a yearly basis these fees increased 38% and 44%, respectively.

NET FEE INCOME	MACRO consolidated
In MILLION $	I13	II13	III13	IV13	I14

Fee charges on deposit accounts	452.3	505.2	525.2	540.0	622.2
Debit and credit card fees	166.4	180.2	204.0	226.1	239.5
Other fees related to foreign trade	10.0	10.8	11.9	11.8	14.6
Credit-related fees	38.6	49.0	38.4	38.1	17.2
Lease of safe-deposit boxes	16.9	18.1	18.0	17.8	19.2
Other	80.3	85.7	86.5	95.0	106.5
Total fee income	764.5	849.0	884.0	928.8	1,019.2

Total fee expense	204.5	208.8	277.6	226.9	264.9

Net fee income	560.0	640.2	606.4	701.9	754.3

In 1Q14 Banco Macro’s administrative expenses reached Ps.1.2 billion, 11% or Ps.117.7 million higher than the previous quarter mainly due to higher personnel expenses and other professional fees. Administrative expenses increased 39% or Ps.344.1 million YoY due to an increase in personnel expenses (mainly higher salaries), higher professional fees and other operating expenses.

Personnel expenses grew 9% or Ps.56.5 million QoQ, basically from the provision accounted and the effective payment for salary increases, both totaling Ps. 131.2 million (Ps.74.6 million and Ps.56.6 million respectively), in line with the agreement reached with the Unions on April 2014. This increase was compensated with the decrease of provisions that were accounted in the previous quarter for Ps.84.6 million. Personal expenses increased 32% or Ps.168.1 million compared to 1Q13.

As of March 2014, the accumulated efficiency ratio reached 38%, largely improving from the 48.7% posted in 4Q13. Administrative expenses grew 11% in 1Q14, while net financial income and net fee income grew 28% as a whole, evidencing an improvement in efficiency.

5

1Q14 Earnings Release

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	I13	II13	III13	IV13	I14

Personnel expenses	529.6	609.1	572.0	641.2	697.7
Directors & statutory auditors´fees	15.8	31.0	23.8	46.5	71.2
Other professional fees	30.6	34.8	36.4	36.4	38.7
Advertising & publicity	21.3	20.0	48.1	14.0	21.0
Taxes	47.3	54.3	56.9	60.0	68.9
Depreciation of equipment	23.0	24.3	24.9	26.5	30.4
Amortization of organization costs	19.6	20.9	22.9	25.6	27.6
Other operating expenses	128.8	139.4	164.5	165.7	179.6
Other	62.4	68.7	80.0	89.0	87.5
Total Administrative Expenses	878.5	1,002.5	1,029.5	1,104.9	1,222.6

Total Employees	8,484	8,527	8,641	8,663	8,735
Branches	428	428	428	430	429
Efficiency ratio	50.9%	54.6%	47.7%	64.0%	38.0%

Accumulated efficiency ratio	50.9%	52.8%	50.9%	48.7%	38.0%

In 1Q14, the Bank’s net other income totalled Ps.21.7 million, decreasing Ps.8.1 million QoQ. This decrease was based on the net effect resulting from less recovered loans and reversed allowances and higher provincial tax expenses.

NET OTHER INCOME	MACRO consolidated
In MILLION $	I13	II13	III13	IV13	I14

Other Income
Penalty interest	8.9	11.8	9.9	10.4	12.6
Recovered loans and reversed allowances	35.2	25.8	21.5	26.9	20.6
Other	17.4	38.4	26.8	20.2	28.6
Total Other Income	61.5	76.0	58.2	57.5	61.8

Other Expense
Charges for other receivables uncollectibility and other allowances	9.9	17.6	14.0	9.1	12.7
Goodwill amortization	3.5	3.5	3.5	3.6	3.5
Other Expense	16.4	17.9	29.7	15.0	23.9
Total Other Expense	29.8	39.0	47.2	27.7	40.1

Net Other Income	31.7	37.0	11.0	29.8	21.7

In 1Q14, Banco Macro's effective income tax rate was 36.9%, compared to 38.7% in 1Q13.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.40.1 billion, increasing 1% or Ps.569.9 million QoQ and 20% or Ps.6.8 billion YoY.

The main growth in consumer loans was driven by credit card loans which grew 5% QoQ. The increase of this type of financing totaled Ps.316.1million QoQ.

6

1Q14 Earnings Release

Within commercial loans, growth was driven by overdrafts, which grew 4% QoQ. The decrease in pledges and mortgages loans was based on the fact that in the previous quarter, productive investment loans had driven a significant increase in these two lines.

FINANCING TO THE PRIVATE SECTOR	MACRO consolidated					Variation
In MILLION $	I13	II13	III13	IV13	I14	I14/IV13	I14/I13

Overdrafts	5,296.2	4,487.6	5,642.0	4,450.0	4,622.5	4%	-13%
Discounted documents	3,586.3	3,635.9	3,654.4	4,320.8	4,333.9	0%	21%
Mortgages loans	1,603.2	1,896.9	1,916.2	2,308.9	2,292.1	-1%	43%
Pledges loans	983.2	1,144.0	1,168.9	1,429.4	1,416.5	-1%	44%
Personal loans	11,466.8	12,315.1	13,012.5	13,873.8	13,875.1	0%	21%
Credit Card loans	4,884.1	5,310.9	5,755.4	6,841.4	7,157.5	5%	47%
Others	4,272.3	4,635.8	4,878.0	5,206.6	5,260.8	1%	23%
Total loan portfolio	32,092.1	33,426.2	36,027.4	38,430.9	38,958.4	1%	21%
Financial trusts	908.0	664.0	710.4	722.1	771.0	7%	-15%
Leasing	352.6	376.5	375.7	385.7	379.2	-2%	8%
Total financing to the private sector	33,352.7	34,466.7	37,113.5	39,538.7	40,108.6	1%	20%

Public Sector Assets

In 1Q14, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 3.7%, higher than the 3% posted in 4Q13 and lower than the 3.9% posted in 1Q13.

The Bank’s exposure to the public sector remained below the Argentine system’s average (9%).

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	I13	II13	III13	IV13	I14

LEBAC / NOBAC B.C.R.A.	1,391.1	57.0	82.8	48.6	5,053.0
Other	1,357.9	2,117.7	1,778.5	1,099.6	1,660.6
Government securities	2,749.0	2,174.7	1,861.3	1,148.2	6,713.6
Guaranteed loans	295.5	298.7	295.2	311.8	363.5
Provincial loans	309.1	304.1	296.4	328.4	329.8
Government securities loans	0.0	10.8	13.5	0.0	0.0
Loans	604.6	613.6	605.1	640.2	693.3
Purchase of government bonds	18.9	19.2	19.0	8.9	23.1
Other receivables	18.9	19.2	19.0	8.9	23.1

TOTAL PUBLIC SECTOR ASSETS	3,372.5	2,807.5	2,485.4	1,797.3	7,430.0

TOTAL PUBLIC SECTOR LIABILITIES	43.6	25.4	42.6	42.1	44.5

Net exposure	3,328.9	2,782.1	2,442.8	1,755.2	7,385.5

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,981.4	2,750.5	2,402.6	1,748.7	2,377.0

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	3.9%	5.1%	4.4%	3.0%	3.7%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	3.8%	5.1%	4.3%	2.9%	3.6%

7

1Q14 Earnings Release

Funding

Deposits

Banco Macro’s deposit base totaled Ps.46.9 billion in 1Q14, growing 8% or Ps.3.5 billion QoQ and 20% or Ps.7.9 billion YoY and representing 80% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 7% or Ps.2.5 billion while public sector deposits grew 14% or Ps.949.2 million. Within private sector deposits, an increase in peso and foreign currency deposits was observed of 6% and 15%, respectively.

The increase in private sector deposits was led by time deposits, which grew 16% or Ps.2.9 billion QoQ. In addition, transactional deposits decreased 3% or Ps.481.3 million QoQ.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	I13	II13	III13	IV13	I14	I14/IV13	I14/I13

Public sector	9,220.8	8,549.7	7,972.6	6,580.0	7,529.2	14%	-18%

Financial sector	20.2	24.1	20.9	26.9	25.2	-6%	25%

Private sector	29,818.2	30,956.6	33,780.5	36,820.1	39,359.4	7%	32%
Checking accounts	6,509.7	7,145.8	7,494.3	8,602.7	8,607.3	0%	32%
Savings accounts	6,728.4	7,384.0	7,454.0	8,440.7	7,954.8	-6%	18%
Time deposits	15,440.1	15,318.9	17,582.0	18,416.5	21,306.7	16%	38%
Other	1,140.0	1,107.9	1,250.2	1,360.2	1,490.6	10%	31%
TOTAL	39,059.2	39,530.4	41,774.0	43,427.0	46,913.8	8%	20%

Other sources of funds

In 1Q14, the total amount of other sources of funds increased 15% or Ps.1.6 billion compared to 4Q13, as a result of an increase in shareholder’s equity (totaling Ps.1.2 billion), driven by positive 1Q14 results.

OTHER FUNDING	MACRO consolidated
In MILLION $	I13	II13	III13	IV13	I14

Central Bank of Argentina	21.3	21.2	21.9	22.0	22.3
Banks and international institutions	209.6	96.6	34.6	326.5	308.2
Financing received from Argentine financial institutions	93.0	100.3	56.9	56.9	65.1
Subordinated corporate bonds	789.8	810.4	892.7	981.1	1,235.0
Non-subordinated corporate bonds	552.7	593.1	624.8	718.0	864.3
Shareholders´ equity	6,657.0	7,102.1	7,674.1	8,627.4	9,813.8
Total Funding	8,323.4	8,723.8	9,304.9	10,732.0	12,308.6

As of March 2014 Banco Macro’s average cost of funds reached 12.4%, one of the lowest in the Argentine banking sector. Banco Macro’s transactional deposits represented approximately 43% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

8

1Q14 Earnings Release

Liquid Assets

In 1Q14, the Bank’s liquid assets amounted to Ps.18.9 billion, showing an increase of 31% QoQ and an increase of 48% on a yearly basis.

In 1Q14, Banco Macro experienced an increase in LEBAC/NOBAC own portfolio and an increase in Reverse Repos from Lebac/Nobac, which was partially offset by a decrease in Cash.

In 1Q14 Banco Macro’s liquid assets to total deposits ratio reached 40.3%.

LIQUID ASSETS	MACRO consolidated
In MILLION $	I13	II13	III13	IV13	I14

Cash	9,270.3	8,323.1	9,449.6	12,860.5	9,434.9
Guarantees for compensating chambers	553.7	616.7	574.3	582.4	614.3
Call	305.0	247.9	444.9	308.0	256.0
Reverse repos from other securities	337.2	164.6	360.1	554.1	221.0
Reverse repos from LEBAC/NOBAC	1,358.9	2,265.1	1,695.0	124.4	3,433.2
LEBAC / NOBAC own portfolio	937.1	57.0	82.8	48.6	4,948.4
TOTAL	12,762.2	11,674.4	12,606.7	14,478.0	18,907.8

Liquid assets to total deposits	32.7%	29.5%	30.2%	33.3%	40.3%

Solvency

Banco Macro continued showing high solvency levels in 1Q14 with an integrated capital (RPC) of Ps.9.6 billion over a total capital requirement of Ps.4.7 billion. Banco Macro´s excess capital in 1Q14 was 105% or Ps.4.9 billion.

As of January 2014, total capital requirement is fully based on BCRA “Communication “A” 5369 methodology.

The capitalization ratio (as a percentage of risk-weighted assets) was 22.7% in 1Q14, above the minimum required by the Central Bank.

The Bank´s aim is to make the best use of this excess capital.

9

1Q14 Earnings Release

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	I13	II13	III13	IV13	I14

Credit risk requirement	2,752.5	2,752.5	2,752.5	2,752.5	3,490.1
Market risk requirement	52.0	52.0	52.0	52.0	148.6
Operational risk requirement	709.9	709.9	709.9	709.9	1,041.2
Interest rate risk requirement (**)	838.2	838.2	838.2	838.2	0.0
Total capital requirement (*)	4,352.6	4,352.6	4,352.6	4,352.6	4,679.8

Ordinary Capital Level 1 (COn1)	6,481.4	6,929.3	7,388.1	8,150.7	9,220.6
Deductible concepts COn1	-359.3	-314.1	-336.5	-363.5	-375.7
Aditional Capital Level 1 (CAn1)	412.7	412.7	412.7	412.7	366.8
Capital level 2 (COn2)	324.3	338.8	364.8	388.9	392.9
Integrated capital (RPC)	6,859.0	7,366.7	7,829.1	8,588.8	9,604.6

Excess capital	2,506.4	3,014.1	3,476.5	4,236.3	4,924.8

Capitalization ratio	20.2%	21.7%	23.1%	25.3%	22.7%
(*) Total Capital requirement for I13, II13, III13 & IV13 quarters, are January´s 2013 total capital requeriement since the highest had to be considered according to Comunication "A"5369.
(**) As of January 2014, based on BCRA´s new methodology, this risk should not be considered, although Bank´s should continue to monitor this risk.

Asset Quality

In 1Q14, Banco Macro’s non-performing to total financing ratio reached a level of 1.88% higher than 1.67% posted in 4Q13. Form the total portfolio, stands out 97% which is in normal situation.

This increase was mainly driven by the change of category of two customers of the commercial portfolio. Had these customers from the commercial portfolio been excluded, Banco Macro´s non-performing to total financing ratio would have been 1.77%.

The coverage ratio reached 137.21% in 1Q14.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidated
In MILLION $	I13	II13	III13	IV13	I14

Commercial portfolio	14,641.4	14,675.2	16,448.9	16,513.3	16,933.1
Non-performing	177.6	222.8	250.1	253.1	300.7
Consumer portfolio	19,845.9	21,232.9	22,314.9	24,669.0	24,854.6
Non-performing	414.6	452.8	435.3	435.6	484.1
Total portfolio	34,487.3	35,908.1	38,763.8	41,182.3	41,787.7
Non-performing	592.2	675.6	685.4	688.7	784.8
Total non-performing/ Total portfolio	1.72%	1.88%	1.76%	1.67%	1.88%
Total allowances	924.7	972.5	1,010.6	1,026.6	1,076.8
Coverage ratio w/allowances	156.15%	143.94%	147.45%	149.06%	137.21%

10

1Q14 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated
In MILLION $	I13	II13	III13	IV13	I14

CER adjustable ASSETS
Guaranteed loans	312.6	317.8	324.8	331.4	350.3
Private sector loans	6.7	6.1	5.5	4.9	4.5
Other loans	0.3	0.5	0.4	0.4	0.3
Loans	319.6	324.4	330.7	336.7	355.1
Other receivables	2.5	2.2	3.4	2.8	2.3
Total CER adjustable assets	322.1	326.6	334.1	339.5	357.4

CER adjustable LIABILITIES
Deposits	0.3	0.2	0.2	0.2	0.3
Other liabilities from financial intermediation	43.4	42.9	42.5	42.0	43.2
Total CER adjustable liabilities	43.6	43.1	42.7	42.2	43.5

NET CER EXPOSURE	278.5	283.5	291.4	297.3	313.9

FOREIGN CURRENCY POSITION	MACRO consolidated
In MILLION $	I13	II13	III13	IV13	I14

Cash	4,224.2	4,339.8	4,980.8	5,977.6	4,609.1
Government and private securities	766.2	619.0	757.2	911.7	1,513.7
Loans	2,155.3	2,159.2	1,929.6	1,917.1	2,435.3
Other receivables from financial intermediation	417.7	581.0	767.9	833.2	917.6
Receivables from financial leases	29.2	20.2	20.8	-0.1	0.0
Investments in other companies	0.7	0.8	0.8	0.9	1.1
Other receivables	186.8	169.3	116.1	81.0	80.7
Items pending allocation	1.0	1.3	1.4	1.0	1.3
TOTAL ASSETS	7,781.1	7,890.6	8,574.6	9,722.4	9,558.8
Deposits	3,353.9	3,369.0	3,616.0	3,759.1	4,350.1
Other liabilities from financial intermediation	1,214.8	1,253.8	1,281.9	2,150.8	2,236.3
Other liabilities	7.1	8.2	5.7	17.5	6.6
Subordinated corporate bonds	789.8	810.4	892.7	981.1	1,235.0
Items pending allocation	0.2	2.8	0.1	1.0	0.1
TOTAL LIABILITIES	5,365.8	5,444.2	5,796.4	6,909.5	7,828.1

NET FX POSITION	2,415.3	2,446.4	2,778.2	2,812.9	1,730.7

11

1Q14 Earnings Release

Relevant and Recent Events

•	On February 4th 2014, the Central Bank (BCRA), through Communication “A” 5536, established limits to the positive net global foreign currency position, setting a cap equivalent to 30% of the integrated capital (RPC) or of its own liquid resources, whichever is the lesser, and a second cap equivalent to 10% of the RPC for the position in forward transactions.

Banco Macro has successfully fulfilled with these requirements, during the same month that the communication was released.

•	On April 29th 2014, the Shareholders' Meeting resolved to distribute as cash dividend to the Shareholders up to the amount of Ps.596,254,288.56, which amount represents Ps.1.02 per outstanding share. The above mentioned Shareholders' Meeting further authorized the Board of Directors to make available to the Shareholders the cash dividend in proportion to their shareholdings upon receipt of the relevant authorization from the Central Bank (BCRA).

Up to date, the BCRA has yet not pronounced it´s decision regarding this matter.

12

1Q14 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	I13	II13	III13	IV13	I14
ASSETS	51,454.2	53,686.6	56,732.3	59,295.0	68,241.1
Cash	9,270.3	8,323.1	9,449.6	12,860.5	9,434.9
Government and Private Securities	4,451.2	5,040.0	4,436.9	2,441.3	10,930.3
-LEBAC/NOBAC	2,296.0	2,322.1	1,777.8	173.0	8,381.6
-Other	2,155.2	2,717.9	2,659.1	2,268.3	2,548.7
Loans	32,722.5	33,965.6	36,613.9	39,022.4	39,507.8
to the non-financial government sector	604.6	602.8	591.6	640.2	693.3
to the financial sector	464.4	441.0	513.8	364.9	295.4
to the non-financial private sector and foreign residents	32,562.1	33,869.6	36,494.4	39,023.8	39,573.5
-Overdrafts	5,296.2	4,487.6	5,642.0	4,450.0	4,622.5
-Documents	3,586.3	3,635.9	3,654.4	4,320.8	4,333.9
-Mortgage loans	1,603.2	1,896.9	1,916.2	2,308.9	2,292.1
-Pledge loans	983.2	1,144.0	1,168.9	1,429.4	1,416.5
-Personal loans	11,466.8	12,315.1	13,012.5	13,873.8	13,875.1
-Credit cards	4,884.1	5,310.9	5,755.4	6,841.4	7,157.5
-Other	4,272.3	4,635.8	4,878.0	5,206.6	5,260.8
-Accrued interest, adjustments, price differences receivables and unearned discount	470.0	443.4	467.0	592.9	615.1
Allowances	-908.6	-947.8	-986.0	-1,006.5	-1,054.4
Other receivables from financial intermediation	2,970.9	4,193.6	4,019.9	2,680.2	5,923.1
Receivables from financial leases	351.4	375.4	373.9	385.9	380.2
Investments in other companies	11.7	11.7	11.8	13.5	13.7
Other receivables	427.2	470.8	451.1	435.3	453.3
Other assets	1,249.0	1,306.4	1,375.2	1,455.9	1,597.8
LIABILITIES	44,797.2	46,584.5	49,058.3	50,667.6	58,427.3
Deposits	39,059.2	39,530.4	41,774.0	43,427.0	46,913.8
From the non-financial government sector	9,220.8	8,549.7	7,972.6	6,580.0	7,529.2
From the financial sector	20.2	24.1	20.9	26.9	25.2
From the non-financial private sector and foreign residents	29,818.2	30,956.6	33,780.5	36,820.1	39,359.4
-Checking accounts	6,509.7	7,145.8	7,494.3	8,602.7	8,607.3
-Savings accounts	6,728.4	7,384.0	7,454.0	8,440.7	7,954.8
-Time deposits	15,440.1	15,318.9	17,582.0	18,416.5	21,306.7
-Other	1,140.0	1,107.9	1,250.2	1,360.2	1,490.6
Other liabilities from financial intermediation	3,808.8	5,188.9	5,028.7	4,697.7	8,114.2
Subordinated corporate bonds	789.8	810.4	892.7	981.1	1,235.0
Other liabilities	1,139.4	1,054.8	1,362.9	1,561.8	2,164.3
SHAREHOLDERS' EQUITY	6,657.0	7,102.1	7,674.0	8,627.4	9,813.8

LIABILITIES + SHAREHOLDERS' EQUITY	51,454.2	53,686.6	56,732.3	59,295.0	68,241.1

13

1Q14 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	I13	II13	III13	IV13	I14
Financial income	2,047.0	2,129.5	2,589.3	2,987.7	3,916.3
Interest on cash and due from banks	0.1	0.0	0.1	0.0	0.1
Interest on loans to the financial sector	10.3	11.6	12.9	16.7	13.2
Interest on overdrafts	228.0	244.6	274.4	327.9	351.7
Interest on documents	126.6	149.8	175.3	202.4	248.0
Interest on mortgage loans	67.6	79.9	86.4	100.0	115.7
Interest on pledge loans	42.5	46.0	50.0	58.6	62.2
Interest on credit card loans	222.8	223.2	260.2	316.0	408.1
Interest on financial leases	15.8	16.5	17.7	18.4	20.3
Interest on other loans	1,051.7	1,121.7	1,243.3	1,366.0	1,468.7
Income from government & private securities, net	100.9	31.8	180.5	95.9	271.0
Interest on other receivables from fin. intermediation	0.9	0.8	0.5	0.9	0.9
Income from Guaranteed Loans - Decree 1387/01	12.1	3.3	1.1	9.5	20.3
CER adjustment	16.4	4.8	2.0	12.0	36.9
CVS adjustment	0.2	0.2	0.1	0.1	0.3
Difference in quoted prices of gold and foreign currency	102.1	135.9	227.5	342.6	678.9
Other	49.0	59.4	57.3	120.7	220.0
Financial expense	-880.5	-932.4	-1,039.3	-1,169.3	-1,452.9
Interest on checking accounts	-0.1	-0.1	-0.1	-0.2	-0.1
Interest on saving accounts	-10.0	-10.6	-10.3	-10.2	-11.1
Interest on time deposits	-667.2	-707.0	-791.6	-900.0	-1,120.4
Interest on interfinancing received loans	-1.0	-1.0	-0.9	0.0	0.0
Interest on subordinated bonds	-18.5	-19.0	-20.7	-22.8	-29.2
Other Interest	-0.8	-0.9	-0.8	-0.9	-0.8
Interest on other liabilities from fin. intermediation	-14.8	-14.8	-15.1	-17.0	-22.1
CER adjustment	-1.2	-0.9	-1.1	-1.1	-3.2
Contribution to Deposit Guarantee Fund	-15.9	-16.8	-17.1	-18.0	-19.0
Other	-151.0	-161.3	-181.6	-199.1	-247.0
Net financial income	1,166.5	1,197.1	1,550.0	1,818.4	2,463.4
Provision for loan losses	-128.5	-113.9	-139.1	-158.5	-131.3

Fee income	764.5	849.0	884.0	928.8	1,019.2
Fee expense	-204.5	-208.8	-277.6	-226.9	-264.9
Net fee income	560.0	640.2	606.4	701.9	754.3

Administrative expenses	-878.5	-1,002.5	-1,029.5	-1,104.9	-1,222.6
Minority interest in subsidiaries	-3.9	-4.1	-4.7	-5.5	-6.8
Net other income	31.7	37.0	11.0	29.8	21.7
Earnings before income tax	747.3	753.8	994.1	1,281.2	1,878.7
Income tax	-289.4	-293.4	-422.2	-327.9	-692.4

Net income	457.9	460.4	571.9	953.3	1,186.3

14

1Q14 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	I13	II13	III13	IV13	I14
Profitability & performance
Net interest margin	12.9%	12.3%	14.5%	15.0%	15.7%
Net interest margin adjusted (1)	13.2%	13.4%	14.2%	15.1%	15.0%
Net fee income ratio	32.4%	34.8%	28.1%	27.8%	23.4%
Efficiency ratio	50.9%	54.6%	47.7%	43.8%	38.0%
Net fee income as a percentage of adm expenses	63.7%	63.9%	58.9%	63.5%	61.7%
Return on average assets	3.7%	3.5%	4.3%	6.6%	7.6%
Return on average equity	28.4%	26.4%	30.1%	45.8%	50.4%
Liquidity
Loans as a percentage of total deposits	86.1%	88.3%	90.0%	92.2%	86.5%
Liquid assets as a percentage of total deposits	32.7%	29.5%	30.2%	33.3%	40.3%
Capital
Total equity as a percentage of total assets	12.9%	13.2%	13.5%	14.6%	14.4%
Regulatory capital as a percentage of risk weighted assets	20.2%	21.7%	23.1%	25.3%	22.7%
Asset Quality
Allowances over total loans	2.7%	2.7%	2.6%	2.5%	2.6%
Non-performing loans as a percentage of total loans	1.7%	1.9%	1.8%	1.7%	1.9%
Allowances as a percentage of non-performing loans	157.2%	145.9%	149.7%	151.7%	139.5%

 (1) Net interest margin excluding income from government securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	I13	II13	III13	IV13	I14
Profitability & performance
Net interest margin	12.9%	12.6%	13.3%	13.7%	15.7%
Net interest margin adjusted (1)	13.2%	13.3%	13.6%	13.9%	15.0%
Net fee income ratio	32.4%	33.7%	31.6%	30.4%	23.4%
Efficiency ratio	50.9%	52.8%	50.9%	48.7%	38.0%
Net fee income as a percentage of adm expenses	63.7%	63.8%	62.1%	62.5%	61.7%
Return on average assets	3.7%	3.6%	3.8%	4.6%	7.6%
Return on average equity	28.4%	27.3%	28.3%	33.3%	50.4%
Liquidity
Loans as a percentage of total deposits	86.1%	88.3%	90.0%	92.2%	86.5%
Liquid assets as a percentage of total deposits	32.7%	29.5%	30.2%	33.3%	40.3%
Capital
Total equity as a percentage of total assets	12.9%	13.2%	13.5%	14.6%	14.4%
Regulatory capital as a percentage of risk weighted assets	20.2%	21.7%	23.1%	25.3%	22.7%
Asset Quality
Allowances over total loans	2.7%	2.7%	2.6%	2.5%	2.6%
Non-performing loans as a percentage of total loans	1.7%	1.9%	1.8%	1.7%	1.9%
Allowances as a percentage of non-performing loans	157.2%	145.9%	149.7%	151.7%	139.5%

(1) Net interest margin excluding income from government securities and guaranteed loans

15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 8, 2014

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director